UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Flat B-C, 1st Floor, Wang Kwong Industrial Building,
45 Hung To Road, Kwun Tong, Kowloon 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Millennium Group International Holdings Limited Announces Fiscal 2025 First Half Financial Results
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Millennium Group International Holdings Limited

Date: June 25, 2026	By:	/s/ Ming Hung Lai
	Name:	Ming Hung Lai
	Title:	Chairman

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